UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 37)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 9, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization        South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,795,100
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,795,100
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,795,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            7.88%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization         South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,348,300
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,348,300
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,348,300

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   10.30%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization        New York

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,922,400
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,922,400
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,922,400

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   8.44%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization      South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,697,900
                             ---------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,697,900
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         7.45%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization       South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,359,800
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,359,800
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)       5.97%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization        South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power                0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Badlands Trust Company, LLC

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power       1,359,800
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  1,359,800
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)       5.97%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power           0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power         0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power    0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person           0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)            0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 37 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 2, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.  Identity and Background

     No change except for the addition of the following:

     (a) This Statement is also being filed by Badlands Trust Company, LLC ("Badlands LLC"). Badlands LLC is a trust company organized under the laws of Alaska , which is wholly owned by the Stewart Trust. The Board of Managers of Badlands LLC is Stephen C. Miller, Laura Rhodenbaugh, Robert Ciciora, Larry Dunlap, and Kevin VanNortwick (the "Managers"). The executive officers of Badlands LLC are Stephen C. Miller, President, Laura Rhodenbaugh, Treasurer and Stephanie Kelley, Secretary. The Stewart Trust is the sole member of Badlands LLC. The trustees of the Stewart Trust are Badlands LLC, Robert Ciciora and Brian Sippy. Such trustees may be deemed to control the Stewart Trust and may be deemed to possess indirect beneficial ownership of the Shares held by Badlands LLC. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held, directly or indirectly, by Badlands LLC. Accordingly, Badlands LLC, Mr. Ciciora and Dr. Sippy disclaim beneficial ownership of the Shares indirectly beneficially owned by the Stewart Trust.

     On December 9, 2004 Badlands, a South Dakota corporation, was dissolved and Badlands LLC, an Alaska limited liability company, was established in its place. As a result, this Statement is no longer filed on behalf of Badlands. Badlands LLC is the sole trustee of the Susan Trust. Badlands LLC, together with Mr. Dunlap and Susan Ciciora, is one of three trustees of both the Brown Trust and the Trust. Badlands LLC, together with Robert Ciciora and Brian Sippy, is one of three trustees of the Stewart Trust. Badlands LLC, together with Ms. Ciciora and Dr. Sippy, is one of three trustees of the Mildred Trust.

     The Trust, the Brown Trust, the Mildred Trust, the Susan Trust, the Stewart Trust, Badlands LLC, and Stewart R. Horejsi are referred to as the "Reporting Persons."

     (b) The business address of Badlands LLC is 3601 C Street, Suite 600, Anchorage, Alaska 99503.

     The business address of Mr. Ciciora is 1105 Woodcrest Drive, Downers Grove, Illinois 60516. The business address of Dr. Sippy is 700 West Kent Avenue, Missoula, Montana 59801. The business address of Mr. Miller and Ms. Kelley is 1680 38th Street, Suite 800, Boulder, Colorado 80301. The business address of Ms. Rhodenbaugh is 200 South Santa Fe, Salina, Kansas, 67402. The business address of Mr. VanNortwick is 3601 C Street, Suite 600, Anchorage, Alaska 99503. The business address of Mr. Dunlap is 2120 Hillside Drive, Salina, Kansas 67402.

     (c) Badlands LLC is a limited liability company organized to act as a private trust company to administer the Trust, the Stewart Trust, the Brown Trust, the Mildred Trust, the Susan Trust as well as other family trusts affiliated with the Horejsi family.

     Dr. Sippy, M.D., Ph.D, is a practicing medical doctor. Mr. VanNortwick is a certified public accountant with the firm of Mikunda, Cottrell & Co., Certified Public Accountants.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Badlands LLC is a limited liability company organized under the laws of Alaska.

Item 4.  Purpose of Transaction.

     No change except for the addition of the following:

     The Brown Trust sold the Shares described in Item 5(c) of this statement in order to reduce its equity interest in the Company and to generate cash flow to pay current and future obligations. The Reporting Persons previously indicated a present intention to liquidate up to 900,000 Shares over the next 12 months, subject to limitations imposed by Rule 144 of the Securities Act of 1933. In furtherance thereof, the Reporting Persons issued a press release on October 18, 2004, announcing their intent to sell a portion of their holding in the Company, and filed Form 144 with the Securities and Exchange Commission on November 3, 2004, giving notice of the proposed sale.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Trust is the direct beneficial owner of 1,795,100 Shares, or approximately 7.88% of the 22,791,382 Shares outstanding as of June 9, 2004, according to information contained in the Company's 2004 Proxy Statement (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 2,348,300 Shares, or approximately 10.30% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 8.44% of the Outstanding Shares. The Stewart Trust is the direct beneficial owner of 1,697,900 Shares, or approximately 7.45% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 1,359,800 Shares, or approximately 5.97% of the Outstanding Shares.

     By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust and the Susan Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth Shares sold by the Brown Trust. Such sales were effected by the Brown Trust on the New York Stock Exchange.


                                                                            Approximate Price
           Date                     Amount of Shares                            Per Share
                                                                       (exclusive of commissions)

                   11/08/04                            1200                                           $21.77
                   11/10/04                            3600                                           $21.77
                   11/12/04                            5000                                           $22.30
                   11/12/04                             200                                           $22.35
                   11/15/04                            1100                                           $22.65
                   11/16/04                            3900                                           $22.55
                   11/16/04                            3400                                           $22.59
                   11/17/04                            5000                                           $22.64
                   11/17/04                            1000                                           $22.62
                   11/17/04                            1600                                           $22.59
                   11/18/04                            6000                                           $22.76
                   11/19/04                             200                                           $22.60
                   11/19/04                            4000                                           $22.55
                   11/22/04                            4600                                           $22.47
                   11/22/04                             200                                           $22.48
                   11/23/04                            3700                                           $22.55
                   11/24/04                             300                                           $22.55
                   11/24/04                            2700                                           $22.49
                   11/26/04                             900                                           $22.55
                   11/29/04                            3800                                           $22.55
                   11/30/04                            5000                                           $22.76
                   12/01/04                            5000                                           $23.05
                   12/01/04                           10000                                           $23.08
                   12/02/04                            5000                                           $23.15
                   12/03/04                            1700                                           $23.14
                   12/06/04                            5000                                           $23.11
                   12/06/04                            5000                                           $23.08
                   12/07/04                            2600                                           $23.06
                   12/07/04                             500                                           $23.13
                   12/08/04                             600                                           $23.06
                   12/09/04                            1300                                           $23.85
                   12/09/04                           11200                                           $23.86
                   12/09/04                            1900                                           $23.87
                   12/09/04                            5000                                           $23.88
                   12/09/04                            2000                                           $23.90
                   12/09/04                            1800                                           $23.95
                   12/09/04                             500                                           $23.96
                   12/09/04                            4200                                           $24.00
                   12/09/04                            2500                                           $24.05
                   12/09/04                             800                                           $24.15
                   12/09/04                             500                                           $24.20
                   12/10/04                            3100                                           $23.87
                   12/10/04                            5000                                           $23.83
                   12/10/04                            5000                                           $23.86
                   12/10/04                            5000                                           $23.90
                   12/10/04                            5000                                           $23.95
                   12/10/04                            1000                                           $23.98
                   12/10/04                            1100                                           $23.93
                   12/13/04                             500                                           $24.08
                   12/13/04                            3200                                           $24.01
                   12/13/04                           17900                                           $24.00
                   12/14/04                            5000                                           $23.92
                   12/14/04                            5000                                           $23.90
                   12/14/04                            5000                                           $23.89
                   12/14/04                            3400                                           $24.02
                   12/14/04                            5000                                           $24.01
                   12/15/04                            3000                                           $23.92
                   12/15/04                            5000                                           $23.93
                   12/16/04                            6600                                           $23.94
                   12/16/04                             400                                           $23.96

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2004


                    /s/ Stewart R. Horejsi
                    --------------------------------------------
                    Stewart R. Horejsi



                    /s/ Stephen C. Miller
                    --------------------------------------------
                    Stephen C. Miller, as President of Badlands Trust Company, LLC, trustee of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, and the Susan L. Ciciora Trust.